UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

      Schedule 13E-3 [Section 240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                   Rule 13e-3 [Section 240.13e-3] thereunder

                        RULE 13e-3 TRANSACTION STATEMENT
       ------------------------------------------------------------------
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            CROWN ENERGY CORPORATION
                            ------------------------
                                (Name of Issuer)

                            Crown Energy Corporation
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.02 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    228341301
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                   Jay Mealey
                              1710 West 2600 South
                             Woods Cross, Utah 84087
                             Telephone: 801-296-0166
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
         240.13e-3(c) under the Securities Exchange Act of 1934.
[ ]  b.  The filing of a registration statement under the Securities Act of 1933.
[ ]  c.  A tender offer.
[ ]  d.  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

          Transaction Valuation*                     Amount of Filing Fee
          ---------------------                      --------------------
                  $18,631                                    $3.72
---------------
* Based on the average of the bid and asked Pink Sheets quotation of $0.025 per share for the maximum number of shares that may be cancelled on expiration of scrip issued for fractional shares to the 746 stockholders of record as a result of the 1,000-to-one reverse stock split.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: _____________________________________
         Form or Registration No.:____________________________________
         Filing Party:________________________________________________
         Date Filed: _________________________________________________

                           ITEM 1. SUMMARY TERM SHEET

         The information set forth under the caption "Summary of Actions: 1. The Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


                       ITEM 2. SUBJECT COMPANY INFORMATION

         (a) Name and Address. The name, address and telephone numbers of its principal executive offices are as follows:

                  Crown Energy Corporation
                  1710 West 2600 South
                  Woods Cross, Utah, 84087
                  Telephone:  (801) 296-0166
                  Telecopy:  (801) 296-9590

         (b) Securities. As of June 30, 2004, the Company had issued and outstanding 26,482,388 shares of common stock, par value $0.02 per share.

         (c) Trading Market and Price. The Company's common stock has been traded in the over-the-counter market since 1980. The common stock was quoted under the symbol "CROE" on the Nasdaq OTC Bulletin Board prior to June 2, 2004, and thereafter on the Pink Sheets published by Pink Sheets, LLP, due to the Company's failure to file timely periodic reports under the Securities Exchange Act. The following table sets forth the range of high and low bid quotations of the common stock as reported by the OTC Bulletin Board or the Pink Sheets, as the case may be, for each full quarter during the two most recent fiscal years and for the subsequent interim period. The table represents prices between dealers, and does not include retail markups, markdowns or commissions, and may not represent actual transactions:

                                                           Low          High
                                                        ----------    ----------
        2004:
          Third Quarter (through July 13, 2004)........  $0.01         $0.04
          Second Quarter...............................   0.01          0.02
          First Quarter................................   0.02          0.04

        2003:
          Fourth Quarter...............................   0.01          0.03
          Third Quarter................................   0.01          0.015
          Second Quarter...............................   0.01          0.02
          First Quarter................................   0.01          0.02

        2002:
          Fourth Quarter...............................   0.008         0.012
          Third Quarter................................   0.011         0.02
          Second Quarter...............................   0.02          0.055
          First Quarter................................   0.011         0.04

         (d) Dividends. The Company has not paid any dividends or made any other distributions on the common stock, and the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future. The terms of the Company's Series A Preferred Stock prohibit the payment of dividends on common stock at any time that accrued dividends on the Series A Preferred Stock are unpaid. As of March 31, 2004, accrued but unpaid dividends equaled $1.5 million. The Company estimates that, as of March 31, 2004, the Company had approximately 746 stockholders.

         (e) Prior Public Offerings. The Company has made no underwritten public offerings for its common stock for cash during the past three years that was either registered under the Securities Act of 1933 or exempt from registration under Regulation A.

         (f) Prior Stock Purchases. The Company has not purchased any subject securities during the past two years.


                ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address. The name, business address and business telephone numbers of the Company are as follows:

                  Crown Energy Corporation
                  1710 West 2600 South
                  Woods Cross, Utah, 84087
                  Telephone:  (801) 296-0166
                  Telecopy:  (801) 296-9590

         (b) Business and Background of Entities. Not applicable.

         (c) Business and Background of Natural Persons. Not applicable.


                        ITEM 4. TERMS OF THE TRANSACTION

         (a) Material Terms. The information set forth under the caption "The Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (c) Different Terms. None.

         (d) Appraisal Rights. There are no appraisal rights or other rights available under state law to security holders that object to the transaction.

         (e) Provisions for Unaffiliated Security Holders. Neither the Company nor any affiliated filing person has engaged in any transaction to grant unaffiliated securities holders access to the corporate files of any filing person or to obtain counsel or appraisal services at the expense of the filing person.

         (f) Eligibility for Listing or Trading. Not applicable.


        ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (a) Transactions. In 1997, the Company sold in an arm's-length transaction to an Enron Corp. subsidiary, an unrelated third party, for $5.0 million in cash, 500,000 shares of $10 Series A Cumulative Convertible Preferred Stock and a warrant to purchase at $0.002 per share an amount equal to 8% of the shares of common stock then outstanding and reserved for issuance, or approximately 925,771 shares.

         During 1997 through 2000, as the Company encountered technical construction and operating difficulties respecting its Asphalt Ridge plant, leading to pre-operating cost overruns and continuing delays while its asphalt manufacturing and distribution business continued to experience disappointing results, the Series A Cumulative Convertible Preferred Stock issued to an Enron subsidiary in 1997 continued to accrue dividends. In approximately June 2001, Enron advised the Company that Enron intended to dispose of the Series A Cumulative Preferred Stock and inquired of the Company's interest in purchasing or redeeming the preferred stock and advised the Company that it would also be approaching third parties about the possible sale of the securities. The Company and its management were, among other things, concerned that Enron might attempt to sell the securities to a third party to the detriment of the Company and its stockholders, and the Company and its management sought the financial means to repurchase the securities from Enron.

         The Company did not have the financial resources with which to repurchase the preferred stock and warrants, even at a significant discount to the original purchase price of the securities. In addition, the Company was advised by outside legal counsel that, in view of the Company's financial position, Utah Law prohibited the Company from redeeming the preferred stock. Redemptions of stock are treated under Section 16-10a-640 of the Utah Revised Business Corporation Act as distributions to stockholders, so that the Series A Cumulative Convertible Preferred Stock could not be redeemed if, after the redemption, the Company would be unable to pay its debts as they became due in the ordinary course of business (the equity insolvency test) or if the Company's total assets, based on their fair valuation as distinguished from book value, would be less than the sum of its total liabilities (the balance sheet test) as determined by the board of directors. UTAH CODE Ann. Section 16-10a-640(3). Upon review of these requirements and the status of the Company with its legal advisors and outside accountants, the board determined that the Company was, in any case, prohibited from acquiring the Enron securities under the foregoing statutory provisions.

         Accordingly, the Company sought the financial participation of its principal stockholders and third-party investors. As a result, Jay Mealey and Andrew Buffmire, executive officers and directors of the Company, took the initiative with two others, Jeff Fishman and Alexander L. Searl, to organize Manhattan Goose, L.L.C., a Utah limited liability company, to negotiate the purchase of the Series A Cumulative Convertible Preferred Stock, accumulated but unpaid dividends, warrant and associated rights from Enron. Manhattan Goose was owned by Jay Mealey, 32.5%; Andrew W. Buffmire, 32.5%; Jeff Fishman, 10.0%; and Alexander L. Searl, 25.0%.

         As a condition precedent to completing the sale of the Company's securities to Manhattan Goose, Enron required that the Company formally waive its right of first refusal. Accordingly, on October 25, 2001, Jay Mealey and Andrew Buffmire advised the Company's board of directors of the circumstances and proposed terms of Manhattan Goose's proposed purchase of the securities from Enron, including advice that they owned interests in Manhattan Goose, the purchase of the preferred stock and the waiver of the Company's right of first refusal constituted a "directors' conflicting interest transaction," as defined by the Utah Revised Business Corporation Act, and they would not vote on the matter before the board since the third director represented the only "qualified director," as defined in the Utah corporate statute. Messrs. Mealey and Buffmire indicated that it was their opinion that the purchase of the preferred stock by Manhattan Goose was objectively fair to the Company since the result of the purchase would be that the preferred stock would be at least partially owned by management personnel who already controlled the Company, instead of an unaffiliated third party with no stake in the Company's success. The board also discussed the fact that, given the Company's financial condition at that time, the Company could not legally purchase the preferred stock because of Section 16-10-640 of the Utah Revised Business Corporation Act, which prohibits the redemption of stock if following the redemption, the liabilities of a corporation will exceed its assets.

         Following a thorough discussion of the matter, Messrs. Mealey and Buffmire recused themselves from voting, and upon a motion duly made and recorded, the board formally waived the Company's right of first refusal to purchase the securities from Enron by the affirmative vote of the sole qualified director, James A. Middleton, who was then the chairman of the board of directors.

         On November 1, 2001 (just one week before Enron publicly announced the restatement of prior period financial statements and certain related-party transactions at the beginning of its financial debacle), Manhattan Goose purchased from Enron for $263,000 the Series A Cumulative Convertible Preferred Stock, accumulated dividends, 317,069 shares of common stock previously issued as a dividend payment, the warrant, and related rights. Manhattan Goose reported that each member of Manhattan Goose used personal funds to provide his pro rata share of this purchase price; the purchase by Manhattan Goose was for the purpose of making a financial investment in the Company; and as current officers and directors of the Company, Messrs. Mealey and Buffmire participated in the transaction in order to ensure that partial ownership of the preferred interest remain with persons involved with the Company, increase the amount of their equity stake in the Company, and make a financial investment in the Company.

         On November 25, 2002, Jay Mealey used personal funds to purchase the Manhattan Goose membership interests held by Alexander Searl and Jeff Fishman for $78,900 and $31,560, respectively.

         On November 26, 2002, Manhattan Goose distributed 4,585,806 shares of the Company's common stock to Andrew Buffmire in partial redemption of his ownership interest in Manhattan Goose. On November 27, 2002, Jay Mealey used personal funds to purchase the remaining membership interest in Manhattan Goose held by Mr. Buffmire for $102,570. Because of his 32.5% ownership interest in Manhattan Goose, this transaction represented the sale by Mr. Buffmire for $102,570 in cash and 4,585,806 shares of common stock of the equivalent ownership of 162,500 shares of Series A Cumulative Convertible Preferred Stock with an aggregate liquidation preference of $1,625,000, plus accrued and unpaid dividends of $443,083, together with warrants to purchase 300,876 shares of common stock at $0.002 per share. Immediately after the foregoing transactions, Manhattan Goose dissolved and distributed 9,524,366 shares of the Company's common stock and 500,000 shares of the Company's Series A Cumulative Convertible Preferred Stock and accumulated dividends receivable to Jay Mealey. Immediately thereafter, Mr. Mealey organized the Mealey Family Limited Partnership and conveyed to it all 9,524,366 shares of common stock and 500,000 shares of preferred stock, the warrant to purchase shares in the Company, accumulated dividends receivable, and all related rights in consideration of 100% ownership interest in the partnership. As a current officer and director of the Company, Mr. Mealey effected the foregoing transactions in order to ensure that ownership of the common and preferred stock remain with persons involved with the Company, increase the amount of his family's equity stake in the Company, and as a financial investment in the Company.

         In partial payment of accrued and outstanding dividend obligations payable on the Series A Cumulative Convertible Preferred Stock, on February 28, 2002, the Company paid dividends of $200,000 in 13,793,103 shares of common stock to Manhattan Goose. On November 27, 2002, the Company paid dividends of $300,000 in cash to Manhattan Goose. On December 30, 2002, the Company paid dividends of $100,000 in cash to Mealey Family Limited Partnership. At December 31, 2003, and March 31, 2004, the Company owed $1.4 million and $1.5 million, respectively, in additional accumulated preferred stock dividends payable.

         (b) Significant Corporate Events. None.

         (c) Negotiations or Contacts. None.

         (e) Agreements Involving the Subject Company's Securities. None.

           ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (c) Plans:

                  (1) There are no plans for any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

                  (2) The Company proposes to form with Idaho Asphalt Supply, Inc., an unaffiliated asphalt products distributor, a newly organized limited liability company, or Newco, to produce and market asphalt products through the transfer of substantially all of its asphalt business, operations and assets to Newco in consideration of a $7.5 million promissory note payable from Newco earnings, assumption of approximately $2.5 million of liabilities, and a 49% interest in Newco, with the remaining 51% interest in Newco owned by Idaho Asphalt, which will provide Newco with working capital financing for its operations. The information set forth under the caption "The Proposed Joint Venture Formation" in the information statement attached hereto as Exhibit
         99.01 is incorporated by reference.

                  (3) There are no plans for any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

                  (4) There are no plans for any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer. The Company proposes to reelect the existing directors. The information set forth under the caption "Election of Directors" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

                  (5) There are no plans for any other material change in the Company's corporate structure or business.

                  (6) The Company's common stock will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

                  Immediately after the effective date of the reverse split, the Company will file with the Securities and Exchange Commission a Form 15, "Certification and Notice of Termination of Registration under
         Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934."

                  As a result of the termination of registration under Section 12(g) of the Securities Exchange Act of 1934, the Company's common stock would then no longer be eligible for quotation on the OTC Bulletin Board. The Company will make filings with the OTC Bulletin Board to discontinue trading in its common stock.

                  The information set forth under the caption "The Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

                  (7) See (6) above.

                  (8) Not applicable.

               ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

         (a) Purposes. The information set forth under "The Reverse Split:
Special Factors--Purposes" in the information statement attached hereto as
Exhibit 99.01 is incorporated by reference.

         (b) Alternatives. The information set forth under "The Reverse Split:
Special Factors--Alternatives Considered" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (c) Reasons. The information set forth under "The Reverse Split:
Special Factors--Reasons for and Effects of the Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (d) Effects. The information set forth under "The Reverse Split:
Special Factors--Reasons for and Effects of the Reverse Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.


                       ITEM 8. FAIRNESS OF THE TRANSACTION

         (a) Fairness. The information set forth under "The Reverse Split:
Special Factors--Fairness of the Reverse Stock Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (b) Factors Considered in Determining Fairness. The information set forth under "The Reverse Split: Special Factors--Fairness of the Reverse Stock Split" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (c) Approval of Security Holders. The transaction has not been structured so that approval of at least a majority of unaffiliated security holders is required.

         (d) Unaffiliated Representative. The sole director who is not an employee of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

         (e) Approval of Directors. The sole director who is not an employee of the Company has approved the terms of the Rule 13e-3 transaction.

         (f) Other Offers. The Company has not received any firm offers during the past two years for:

                  (1) the merger or consolidation of the Company with or into another company, or vice versa;

                  (2) the sale or other transfer of all or any substantial part of the assets of the Company, except as disclosed under the captions "The Proposed Joint Venture Formation" and "The Reverse Stock Split:
         Alternatives Considered--Possible Financing or Sale" in the information statement attached hereto as Exhibit 99.01, which are incorporated by reference; or

                  (3) a purchase of the Company's securities that would enable the holder to exercise control of the Company.

         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         (a) Report, Opinion or Appraisal. The Company has not received any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to security holders that are not affiliates.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

         (c) Availability of Documents. Not applicable.


           ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) Source of Funds. Not applicable.

         (b) Conditions. Not applicable.

         (c) Expenses. Set forth below is a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction:

                               Description                      Amount

         Filing...........................................    $  2,000
         Legal............................................      30,000
         Accounting.......................................          --
         Financial advisor fees...........................          --
         Solicitation expenses............................      10,000
         Printing costs...................................      10,000
         Miscellaneous....................................       8,000
                                                              --------
           Total..........................................    $ 60,000
                                                              ========

All fees, other than the Securities and Exchange Commission filing fee, are estimates. The Company will pay the fees incurred in connection with the proposed transaction.

         (d) Borrowed Funds. Not applicable.


             ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) Securities Ownership. The information set forth under "Security Ownership of Certain Beneficial Owners and Management" in the information statement attached hereto as Exhibit 99.01 is incorporated by reference.

         (b) Securities Transactions. On June 8, 2004, Jay Mealey, president, a director and a principal stockholder, purchased in a privately negotiated transaction from Andrew Buffmire, a director, 3,089,620 shares of common stock for $15,448, or $0.005 per share.

                   ITEM 12. THE SOLICITATION OR RECOMMENDATION

         (d) Intent to Tender or Vote in a Going-Private Transaction. On June 30, 2004, Jay Mealey and Andrew Buffmire, the beneficial owners of 14,431,818 shares, or 54.4%, of the Company's issued and outstanding common stock, and Jay Mealey, the beneficial owner of all 500,000 shares of the Company's issued and outstanding Series A Cumulative Convertible Preferred Stock (together, "the Approving Stockholders") approved the reverse stock split. Jay Mealey is president, a director and a principal stockholder, and Andrew Buffmire is a director.

         (e) Recommendations of Others. The persons named in response to (d) are members of the board of directors that has unanimously recommended approval of the reverse split by the stockholders.


                         ITEM 13. FINANCIAL INFORMATION

         (a) Financial Information. The financial statements included in the following reports are incorporated herein by reference:

         (1) The Company's annual report on Form 10-K (file no. 000-19365) for the year ended December 31, 2003, filed July 7, 2004;

         (2) The Company's quarterly report on Form 10-Q (file no. 000-19365) for the quarter ended March 31, 2004, filed July 7, 2004; and

         (3) The Company's information statement relating to majority written consent of stockholders filed in preliminary form in accordance with Rule 14c-5(d)(2) on July 14, 2004.

The Company has incurred losses in each of the two most recent fiscal years and the most recent completed fiscal quarter for which it has filed a quarterly report under the Securities Exchange Act of 1934. As of March 31, 2004, the Company had a stockholders' deficit attributable to the common stock of $0.05 per share.

         (b) Pro Forma Information. The presentation of pro forma information giving effect to the reverse stock split is not deemed material.


        ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) Solicitations or Recommendations. No person has been engaged to make solicitations or recommendations in connection with the reverse split.

         (b) Employees and Corporate Assets. No officer, class of employee, or corporate assets of the Company has been or will be employed or used by the filing persons in connection with the transaction, except for the information provided above in response to Item 10, Source and Amount of Funds or Other Consideration.


                         ITEM 15. ADDITIONAL INFORMATION

         There is no other material information.

                                ITEM 16. EXHIBITS

         The following documents are included as exhibits to this Schedule 13E-3 pursuant to Item 1016(a) through (d), (f) and (g) of Regulation M-A (Section
229.1016 of this Chapter):


      Exhibit
      Number                Title of Document                       Location
------------------- ------------------------------------------- ----------------
                    Disclosure Materials Furnished
   Item 1016(a)     to Security Holders
------------------- ------------------------------------------- ----------------
       99.01        Information Statement                       Attached hereto.




         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               CROWN ENERGY CORPORATION


                                               By  /s/ Jay Mealey
                                                 -------------------------------
                                                 Jay Mealey, President and
                                                 Chief Executive Officer
                                                 Dated:  July 14, 2004